UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
Central European Media Enterprises Ltd.

(Name of Issuer)
Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)
G20045103

(CUSIP Number)
Ronald S. Lauder
767 Fifth Avenue, Suite 4200
New York, New York 10153
(212) 572-4090

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 18, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-06)

Page 1 of 12 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS Ronald S. Lauder I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		78,500

SHARES	8	SHARED VOTING POWER (See Item 5)*
BENEFICIALLY
OWNED BY		25,372,839

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,500

WITH	10	SHARED DISPOSITIVE POWER (See Item 5)*

		25,372,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,451,339

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 12 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Investments Corporation I.R.S. Identification Nos. of above persons (entities only) 13-3649460

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,372,839

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,372,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,372,839

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 3 of 12 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Investment LLC I.R.S. Identification Nos. of above persons (entities only) 20-5434339

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,372,839

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,372,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,372,839

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 12 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Savannah LLC I.R.S. Identification Nos. of above persons (entities only) 46-0522100

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER (See Item 5)*
BENEFICIALLY
OWNED BY		19,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER (See Item 5)*

		19,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 12 Pages

CUSIP NO. G20045103
This Amendment No. 13 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 12, filed on March 26, 2009 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer “). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D.
Item 2. Identity and Background
This Schedule 13D is being filed on behalf of:
(i)	RSL;

(ii)	RSL Investments Corporation, a Delaware corporation (“RIC”);

(iii)	RSL Investment LLC, a Delaware limited liability company (“RIL”); and

(iv)	RSL Savannah, LLC, a Delaware limited liability company (“RSL Savannah”, together with RSL, RIC and RIL, the “Reporting Persons”).
The principal business of RIC is to serve as holding company for various investments of RSL. The address of the principal office of RIC is 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RSL is the sole shareholder of RIC. RSL is the sole Director and Chairman of RIC and Jacob Z. Schuster is President, Secretary and Treasurer of RIC. Mr. Schuster’s business address is 767 Fifth Avenue, Suite 4200, New York, New York, 10153. His present principal occupation is investment advisor. Mr. Schuster is a citizen of the United States of America.
The principal business of RIL is to serve as sole general partner of CME Holdco, L.P., a Cayman Limited Partnership (“CME Holdco”). The address of the principal office of RIL is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RIC is the sole member of RIL. RSL is President of RIL and Jacob Z. Schuster is Executive Vice President of RIL.
The principal business of RSL Savannah is to serve as holding company for various investments of RSL. The address of the principal office of RSL Savannah is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RSL is the sole member of RSL Savannah. RSL is President of RSL Savannah and Jacob Z. Schuster is Executive Vice President of RSL Savannah.
Page 6 of 12 Pages

CUSIP NO. G20045103
During the last five years, neither any of the Reporting Persons nor Mr. Schuster has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
On May 18, 2009 (the “Closing Date”), pursuant to the terms of the Subscription Agreement entered into by the Issuer and Time Warner Media Holdings B.V. (“TW BV”) dated as of March 22, 2009 (“Subscription Agreement”), and the satisfaction of the closing conditions set forth therein, the Issuer issued 14.5 million Class A Shares at a price of $12.00 per share and 4.5 million Class B Shares at a price of $15.00 per share to TW BV (the “TW Shares”), for an aggregate purchase price of $241.5 million. In addition, on the Closing Date, TW BV, RSL, RSL Savannah, RIC, RIL and the Issuer entered into the Investor Rights Agreement (the “Investor Rights Agreement”) and TW BV, RSL, RSL Savannah and the Issuer entered into the Irrevocable Voting Deed and Corporate Representative Appointment (the “Voting Agreement”) (each as more fully described below in Item 6.)
The purpose of the Subscription Agreement, the Investor Rights Agreement and the Voting Agreement, and the related agreements referred to therein, is to facilitate the issuance of the TW Shares and the investment by TW BV in the Issuer while allowing RSL to exercise voting control over the TW Shares for four years, subject to certain conditions described in Item 6 below. The transaction has been structured to provide that as of the Closing Date, RSL and the other Reporting Persons shall continue to beneficially own securities of the Issuer representing a majority of the voting power of the Issuer.
The Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) — (j) of Item 4 of Schedule 13D other than contained herein or that have been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases.
Item 5. Interest in Securities of the Issuer
(a)	As of May 18, 2009, RSL beneficially owns 25,451,339 shares of Class A Common Stock, RIC and RIL beneficially own 6,372,839 shares of Class A Common Stock and RSL Savannah beneficially owns 19,000,000 shares of Class A Common Stock as follows: (i) RSL beneficially owns 78,500 shares of Class B Common Stock underlying exercisable stock options held directly by RSL, (ii) RSL, RIC and RIL beneficially own (x) 6,312,839 shares of Class B Common Stock held directly by CME Holdco and (y) 60,000 shares of Class A Common Stock held directly by CME Holdco and (iii) RSL and RSL Savannah beneficially own (x) 4,500,000 shares of Class B Common Stock held directly by TW BV and (y) 14,500,000 shares of Class A Common Stock held directly by TW BV.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Assuming conversion of all shares of Class B Common Stock beneficially owned by RSL and the other Reporting Persons (including 78,500 shares of Class B Common Stock underlying exercisable stock options), RSL would beneficially own 25,451,339 shares of Class A Common Stock, which would represent 41.4% of the number of shares of Class A Common Stock outstanding. Assuming conversion of only the Class B Common Stock beneficially owned by RIC and RIL, such Reporting Persons would beneficially own 6,372,839 shares of Class A Common Stock, which would represent 11.2% of the number of shares of Class A Common Stock outstanding. Assuming conversion of only the Class B Common Stock beneficially owned by RSL Savannah, RSL Savannah would beneficially own 19,000,000 shares of Class A Common Stock, which would represent 34.5% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 10,891,339 shares of Class B Common Stock and 14,560,000 shares of Class A Common Stock for which RSL has voting power (including 78,500 shares of Class B Common Stock underlying exercisable stock options) constitute 77.4% of the aggregate voting power of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock for which RIC and RSL have voting power constitute 39.8% of the aggregate voting power of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,500,000 shares of Class B Common Stock and 14,500,000 shares of Class A Common Stock for which RSL Savannah has voting power constitute 37.5% of the aggregate voting power of the Issuer.
Page 7 of 12 Pages

CUSIP NO. G20045103
(b)	The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:
(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 78,500 shares of Class B Common Stock underlying exercisable stock options held directly by RSL.

(ii)	RSL, RIC and RIL have shared Voting Power and shared Dispositive Power with respect to the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock held directly by CME Holdco. Such Voting Power and Dispositive Power is shared with Adele (Guernsey) L.P. under the terms of CME Holdco’s Amended and Restated Limited Partnership Agreement dated September 1, 2006, which are more fully described in Amendment No. 11 to this 13D filed by RSL, RIC, RIL and CME Holdco on September 1, 2006.

(iii)	RSL and RSL Savannah have shared Voting Power with respect to the TW Shares. Such Voting Power is shared with TW BV under the terms of the Investor Rights Agreement and the Voting Agreement, which are more fully described in Item 6 below. As of the Closing Date, RSL, RSL Savannah and TW BV may be deemed to have shared Dispositive Power with respect to the TW Shares under the terms of the Investor Rights Agreement, which is more fully described in Item 6 below. Each of the Reporting Persons disclaims shared Dispositive Power of the TW Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On May 18, 2009, RSL, RSL Savannah, RIC, RIL and TW BV entered into the Investor Rights Agreement and RSL, RSL Savannah and TW BV entered into the Voting Agreement each described below.
Voting Agreement
Pursuant to the Voting Agreement, TW BV appointed RSL Savannah, a company wholly owned by RSL, as the holder of the voting rights to the TW Shares, with the power to appoint proxies or a corporate representative to vote the TW Shares. TW BV also granted RSL Savannah the right to vote any other Class A Shares or Class B Shares acquired by TW BV during the term of the Voting Agreement. Notwithstanding the foregoing, TW BV reserves the right to vote 7.25 million Class A Shares and 2.25 million Class B Shares of the TW Shares in any transaction that would result in a change of control of the Issuer.
Except as provided in the next sentence, the Voting Agreement will expire on the later of the four year anniversary of the Closing Date and the date on which there are no more Class B Shares outstanding. The Voting Agreement will not terminate prior to (a) the latest maturity date (or early repayment date) of (i) the Euro 245 million 8.25% senior notes due 2012, (ii) $475 million 3.5% convertible notes due 2013, (iii) the Euro 150 million senior floating rate notes due 2014, or (iv) the Euro 150 million revolving loan with European Bank for Reconstruction and Development (“EBRD”) that matures in 2012 or, if earlier, (b) the date on which the ownership of the TW Shares by TW BV and any permitted transferees (the “TW Investors”) would not result in certain specified defaults under either the senior notes, the convertible notes or the EBRD loan. The Issuer’s Class B Shares automatically convert to Class A Shares when the number of Class B Shares is less than 10% of the total outstanding shares of the Issuer (Class B Shares are convertible into Class A Shares on a one-for-one basis for no additional consideration).
On termination of the Voting Agreement, 2.25 million Class B Shares of the TW Shares and any Class B Shares acquired by the TW Investors pursuant to the Investor Rights Agreement shall automatically convert to Class A Shares.
Page 8 of 12 Pages

CUSIP NO. G20045103
Investor Rights Agreement
The Investor Rights Agreement establishes certain restrictions on transfer by the TW Investors of the TW Shares and by RSL of the Class A Shares and Class B Shares beneficially owned by RSL, RSL Savannah, RIL, RIC and their permitted transferees (collectively, the “RSL Investors”), requires the conversion of certain Class B Shares owned by the TW Investors under specified circumstances, establishes a standstill in respect of ownership of equity securities of the Issuer by the TW Investors and regulates the conduct of the TW Investors and the RSL Investors in respect of transactions that may result in a change of control of the Issuer.
Under the Investor Rights Agreement, each of the RSL Investors and the TW Investors grant each other rights of first offer in respect of the transfer of Class A Shares or Class B Shares owned by the other as well as tag along rights (other than in respect of certain permitted transfers, transfers in connection with a change of control and certain de minimis transfers to unaffiliated third parties). The TW Investors shall cause any Class A Shares or Class B Shares transferred by any RSL Investor to a TW Investor to be subject to the Voting Agreement.
Immediately prior to the termination of the Voting Agreement, 2.25 million Class B Shares of the TW Shares and any Class B Shares acquired by any TW Investor from an RSL Investor pursuant to the Investor Rights Agreement shall automatically convert to Class A Shares. Following the termination of the Voting Agreement, any Class B Shares transferred to a TW Investor by an RSL Investor will be converted into Class A Shares prior to, and as a condition to, such transfer.
The TW Investors undertake, prior to the three year anniversary of the Closing Date, not to engage in any discussions regarding a transaction that will result in a change of control of the Issuer (a “Change of Control Transaction”) without the consent of the RSL Investors. Thereafter until the four year anniversary of the Closing Date, the TW Investors will inform the RSL Investors and the Issuer of any discussions it enters into in respect of a Change of Control Transaction. The RSL Investors and the Issuer undertake on a good faith basis to consult with the TW Investors in respect of discussions or arrangements in connection with a Change of Control Transaction and to provide the TW Investors with thirty days notice of the initiation of a sales process or negotiations in respect of a Change of Control Transaction.
In the event the Board of Directors of the Issuer will have determined to approve or recommend to the shareholders of the Issuer an offer in respect of a Change of Control Transaction (a “Takeover Proposal”) and the TW Investors own at least 25% of the TW Shares at such time, the TW Investors shall have the right for a period of ten days from notice of such offer or proposal to make an alternative offer or proposal for a Change of Control Transaction. If the alternative offer or proposal from the TW Investors is more favorable to the Issuer’s shareholders from a financial point of view than the Takeover Proposal, the Board of Directors will approve such alternate offer, recommend to shareholders such alternate proposal and the RSL Investors shall accept such alternate proposal; provided, that the Board of Directors shall not be obliged to recommend such alternate proposal from the TW Investors if it has received a subsequent Takeover Proposal that is more favorable to the Issuer’s shareholders from a financial point of view than the alternate proposal. If the TW Investors do not make an offer or proposal that is more favorable to the Issuer’s shareholders from a financial point of view than the Takeover Proposal, the TW Investors will accept such Takeover Proposal within the time period required for such Takeover Proposal.
Page 9 of 12 Pages

CUSIP NO. G20045103
The TW Investors agreed that prior to the termination of the Voting Agreement, no TW Investor shall on its own or as part of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) acquire aggregate voting power that exceeds 49.9% from time to time without the prior written consent of the Board of Directors of the Issuer. This standstill provision will not prevent the TW Investors from acquiring equity securities in the Issuer in a transaction approved by the Board of Directors of the Issuer by which the TW Investors acquire a controlling interest in the Issuer.
For so long as the TW Investors own at least 25% of the TW Shares, (i) the Issuer covenants that it shall not, without the consent of the TW Investors, authorize an increase in the number of Class B Shares, issue any Class B Shares, issue any preferred shares with voting rights superior to those of the Class A Shares, or securities convertible into the same and (ii) the RSL Investors covenant that they shall not, and shall cause certain of their affiliates not to, without the consent of the TW Investors, vote in favor of (a) an increase in the authorized number of Class B Shares, (b) the issuance of any Class B Shares, (c) the issuance of any preferred shares with voting rights superior to those of the Class A Shares, or securities convertible into the same or (d) any modification of the terms of the Class B Shares as such terms exist as of the Closing Date. For so long as the RSL Investors own at least 25% of certain equity securities owned by them as of the Closing Date, the Issuer covenants that it shall not, without the consent of RSL Savannah, (a) authorize an increase in the number of Class B Shares, (b) issue any Class B Shares, or (c) issue any preferred shares with voting rights superior to those of the Class A Shares or securities convertible into the same.
Subject to certain exceptions, the Issuer granted the TW Investors the right to participate in future issuances of the shares of the Issuer in order to allow the TW Investors to maintain their pro rata ownership in the Issuer.
The RSL Investors agree to use their best efforts to vote their equity securities in favor of election to the Board of Directors two persons designated by the TW Investors for so long as the TW Investors own more than 50% of the TW Shares and one person designated by the TW Investors for so long as the TW Investors own more than 25% of the TW Shares.
The foregoing descriptions of the Voting Agreement and the Investor Rights Agreement are qualified in their entirety by the full text of the respective agreements, which are attached hereto as Exhibits 99.1 and 99.2, respectively.
Item 7. Materials to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.
Page 10 of 12 Pages

CUSIP NO. G20045103
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2009

RONALD S. LAUDER

By	/s/ Jacob Z. Schuster

	Name:	Jacob Z. Schuster, as Attorney-in-fact

RSL INVESTMENTS CORPORATION

By	/s/ Jacob Z. Schuster

	Name:	Jacob Z. Schuster
	Title:	President, Secretary and Treasurer

RSL INVESTMENT LLC

By	/s/ Jacob Z. Schuster

	Name:	Jacob Z. Schuster
	Title:	Executive Vice President

RSL SAVANNAH LLC

By	/s/ Jacob Z. Schuster

	Name:	Jacob Z. Schuster
	Title:	Executive Vice President
Page 11 of 12 Pages

CUSIP NO. G20045103
EXHIBIT INDEX

Exhibit	Description
99.1	Irrevocable Voting Deed and Corporate Representative Appointment by and among Time Warner Media Holdings B.V., Ronald S. Lauder, RSL Savannah LLC and Central European Media Enterprises Ltd. dated May 18, 2009

99.2	Investor Rights Agreement by and among Time Warner Media Holdings B.V., Ronald S. Lauder, RSL Savannah LLC, RSL Investment LLC, RSL Investments Corporation and Central European Media Enterprises Ltd. dated May 18, 2009

99.3	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Investments Corporation, RSL Investment LLC and RSL Savannah LLC dated May 20, 2009
Page 12 of 12 Pages